Exhibit 99.(a)(1)(iii)

Announcement Email Text:

TO ALL ELIGIBLE EXCHANGE OPTION HOLDERS FROM ENTASIS THERAPEUTICS HOLDINGS INC.

Attached please find an Offer to Exchange Eligible Options for New Options dated June 17, 2021 (the “Exchange Offer”). You are receiving this communication because you are eligible to participate in the Exchange Offer and exchange certain outstanding stock options for replacement stock options on the terms and conditions described in the attached documents.

Please carefully read all of the attached materials before making any decision to participate in the Exchange Offer. The Exchange Offer expires at 5:00 p.m., Eastern time, on July 16, 2021, unless extended.

If you have any questions regarding the Exchange Offer or your options, please contact Colleen Tucker, colleen.tucker@entasistx.com, Sara Castello, sara.castello@entasistx.com or Betzy Keiley, betzy.keiley@entasistx.com.